Exhibit 99.3

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

Independent Auditors’ Report

To the Shareholders of Cronos Group Inc. (formerly PharmaCan Capital Corp.):

We have audited the accompanying consolidated financial statements of Cronos Group Inc. (formerly PharmaCan Capital Corp.) which comprise the consolidated statements of financial position as at December 31, 2016 and 2015, and the consolidated statements of operations and comprehensive loss, changes in equity, and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, as issued by the International Accounting Standards Board and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Cronos Group Inc. (formerly PharmaCan Capital Corp.) as at December 31, 2016 and 2015, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 2(b) to the consolidated financial statements which highlights the existence of a material uncertainty relating to conditions that cast significant doubt on Cronos Group Inc.’s (formerly PharmaCan Capital Corp.) ability to continue as a going concern.

/s/ MNP LLP

Mississauga, Ontario	Chartered Professional Accountants
April 30, 2017	Licensed Public Accountants

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Consolidated Statements of Financial Position

As at December 31, 2016 and December 31, 2015

	Notes	2016	2015
Assets
Current
Cash		$3,464,208	$1,127,340
Accounts receivable		107,166	—
Prepaids and other receivables		503,155	97,745
Biological assets	7	1,794,740	—
Inventory	7	1,908,486	—
Loans receivable	8	308,833	—
		8,086,588	1,225,085
Equity investment	9	2,565,412	2,404,615
Other investments	10	5,127,258	6,391,034
Property, plant and equipment	11	14,122,288	2,699,886
Goodwill	6	1,792,000	392,000
Other intangible assets	6	11,207,050	1,611,226
		$42,900,596	$14,723,846
Liabilities
Current
Trade payables and other liabilities	18	$1,175,600	$1,061,991
Purchase price liability	5	2,590,367	—
Promissory note payable	12	—	950,000
Convertible loans payable	13	—	115,000
Deposit payable	14	—	200,000
Mortgage payable	15(b)	4,000,000	—
		7,765,967	2,326,991
Mortgage payable	15(a)	—	500,000
Deferred income tax liability	21	1,457,000	195,000
		9,222,967	3,021,991
Shareholders’ Equity
Share capital	16(a)	33,590,324	14,799,821
Warrants	16(b)	3,982,895	1,328,882
Contributed surplus	17	735,489	598,650
Accumulated deficit		(6,215,569)	(5,025,498)
Accumulated other comprehensive income		1,584,490	—
		33,677,629	11,701,855
		$42,900,596	$14,723,846
Going concern	2(b)
Commitments and contingencies	19
Subsequent events	26

The accompanying notes are an integral part of these consolidated financial statements

Approved on behalf of the Board of Directors:

“Michael Gorenstein”	“Michael Krestell”
Director	Director

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Consolidated Statements of Operations and Comprehensive Loss

Years ended December 31, 2016 and December 31, 2015

	Notes	2016	2015
Product sales		$554,203	$—
Cost of revenue
Inventory expensed to cost of sales		383,626	—
Production costs		356,417	181,190
Loss (gain) on revaluation of biological assets	7	(2,178,810)	20,000
		(1,438,767)	201,190
Gross margin, net of revaluation of biological assets		1,992,970	(201,190)
Investment income
Share of income (loss) from equity accounted investment	9	162,951	(477,107)
Interest income from loans receivable	8	6,617	41,589
Recovery of (impairment loss on) loans receivable	8	725,150	(698,292)
Impairment loss on available-for-sale investments	10	—	(750,000)
Gain (loss) on revaluation of other investments	10	(310,276)	4,590,321
Income from non-refundable deposits	14	—	185,000
Other income		27,212	—
		611,654	2,891,511
Expenses
Salary and benefits		826,053	335,783
Stock-based compensation	17(c)	306,817	—
General and administration		2,608,804	1,609,578
Financing fees	12	—	325,170
Interest expense	15	238,275	91,303
Depreciation		382,746	113,321
		4,362,695	2,475,155
Income (loss) before income taxes		(1,758,071)	215,166
Income tax recovery	21	(568,000)	(171,000)
Net income (loss)		$(1,190,071)	$386,166
Gain on revaluation of other investments, net of taxes	10, 21	1,584,490	—
Total comprehensive income		$394,419	$386,166
Weighted average number of outstanding shares, basic		78,248,192	36,411,626
Basic earnings (loss) per share		$(0.02)	$0.01
Weighted average number of outstanding shares, diluted	20	78,248,192	43,694,412
Diluted earnings (loss) per share	20	$(0.02)	$0.01

The accompanying notes are an integral part of these consolidated financial statements

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Consolidated Statements of Changes in Equity

Years ended December 31, 2016 and December 31, 2015

	Notes	Number of shares	Share capital	Warrants	Contributed surplus	Accumulated deficit	Accumulated other comprehensive income	Total
Balance at January 1, 2015		34,786,562	$13,586,129	$368,650	$728,650	$(5,411,664)	$—	$9,271,765
Shares issued	12	200,000	100,000	—	—	—	—	100,000
Shares repurchased	16(a)	(426,780)	(170,000)	—	(130,000)	—	—	(300,000)
Warrants exercised	16(b)	53,345	29,340	(16,537)	—	—	—	12,803
Shares issued via private placement	16(a)	7,892,454	1,219,107	1,011,920	—	—	—	2,231,027
Warrants exercised - November 16, 2015		113,390	62,365	(35,151)	—	—	—	27,214
Share issuance costs		—	(27,120)	—	—		—	(27,120)
Net income		—	—	—	—	386,166	—	386,166
Balance at December 31, 2015		42,618,971	$14,799,821	$1,328,882	$598,650	$(5,025,498)	$—	$11,701,855
Shares issued	16(a,b)	75,289,565	18,096,364	2,832,029	—	—	—	20,928,393
Options issued	17(a)	—	—	—	178,391	—	—	178,391
Options exercised	17(a)	402,788	145,304	—	(41,552)	—	—	103,752
Warrants exercised	16(b)	2,264,424	595,548	(178,016)	—	—	—	417,532
Conversion of convertible loans payable	13	1,150,000	115,000	—	—	—	—	115,000
Share issuance costs		—	(161,713)	—	—	—	—	(161,713)
Net loss		—	—	—	—	(1,190,071)	—	(1,190,071)
Other comprehensive income		—	—	—	—	—	1,584,490	1,584,490
Balance at December 31, 2016		121,725,748	$33,590,324	$3,982,895	$735,489	$(6,215,569)	$1,584,490	$33,677,629

The accompanying notes are an integral part of these consolidated financial statements

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Statements of Cash Flows

Years ended December 31, 2016 and December 31, 2015

	Notes	2016	2015
Operating activities
Net income (loss)		$(1,190,071)	$386,166
Items not affecting cash:
Impairment loss on (recovery of) loans receivable		(725,150)	698,292
Share of loss (income) from equity accounted investment	9	(162,951)	477,107
Impairment loss on available-for-sale investments		—	750,000
Deferred financing fees	12	—	325,170
Depreciation		382,746	113,321
Other		—	25,001
Deferred income tax recovery	21	(568,000)	(171,000)
Loss (gain) on revaluation of other investments	10	310,276	(4,590,321)
Stock-based compensation	17(c)	306,817	—
		(1,646,333)	(1,986,264)
Net changes in non-cash working capital:
Increase in prepaids and other receivables		(376,410)	(51,511)
Increase in inventory		(714,069)	—
Decrease (increase) in biological assets		(929,198)	20,000
Increase in accrued interest receivable		(6,617)	(32,005)
Decrease in accounts receivable		(56,519)	—
Increase (decrease) in accounts payable and accrued expenses		(2,746,463)	472,296
Increase in deposit payable		—	200,000
Cash flows used in operating activities		(6,475,609)	(1,377,484)
Investing activities
Cash acquired from Peace	5	109,443	—
Advances of loans receivable to Peace prior to acquisition		(771,898)	(40,000)
Receipts of loans receivable	8	422,934	90,000
Purchase of property, plant and equipment	11	(1,523,213)	(1,509,460)
Acquisition of Peace Natural Projects	5	(6,247,543)	—
Dividends received from equity accounted investment	9	2,154	—
Cash flows used in investing activities		(8,008,123)	(1,459,460)
Financing activities
Proceeds from (repayment of) mortgage payable	15	(500,000)	500,000
Proceeds from exercise of warrants	16(b)	417,532	40,017
Proceeds from issuance of warrants	16(b)	2,832,029	—
Proceeds from exercise of options	17(a)	103,752	—
Share repurchase	16(a)	—	(300,000)
Repayment of deposit payable	14	(200,000)	—
Proceeds from (repayment of) promissory note payable	12	(950,000)	750,000
Repayments of loans and interest		(2,688,938)	—
Debt issuance cost		—	(25,170)
Proceeds from share issuance	16(a)	17,967,938	2,231,027
Share issuance costs		(161,713)	(27,120)
Cash flows provided by financing activities		16,820,600	3,168,754
Net change in cash		2,336,868	331,810
Cash - beginning of year		1,127,340	795,530
Cash - end of year		$3,464,208	$1,127,340
Supplemental cash flow information
Interest received		$47,934	$—
Interest paid		$294,401	$37,500

The accompanying notes are an integral part of these consolidated financial statements

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

1.                   Nature of business

Cronos Group Inc., formerly PharmaCan Capital Corp. (“Cronos” or the “Company”), was incorporated as 2339498 Ontario Inc. under the Business Corporations Act (Ontario) on August 21, 2012, changed its name on October 18, 2012 to Searchtech Ventures Inc. (“Searchtech”) and was classified as a Capital Pool Company as defined pursuant to Policy 2.4 of the TSX Venture Exchange (“TSX-V”). Cronos is a publicly traded corporation, with its head office located at 76 Stafford Street, Suite 302, Toronto, Ontario, M6J 2S1. The Company’s common shares are listed on TSX-V under the trading symbol “MJN”.

On December 10, 2014, the Company closed its Qualifying Transaction (the “Transaction”) with Hortican Inc. (“Hortican”), a company whose business model is to invest in medical marijuana companies in Canada, pursuant to which the shareholders of Hortican completed a reverse takeover of the Company. Immediately prior to the completion of the Transaction, the Company changed its name to PharmaCan Capital Corp. and consolidated its shares on a one for seven (1:7) basis. Following these changes, Hortican amalgamated with 8996741 Canada Inc., a wholly owned subsidiary of the Company formed solely for the purpose of facilitating the Transaction. Pursuant to the amalgamation, the Company indirectly acquired all of the issued and outstanding shares of Hortican and issued post-consolidation shares of the Company on the basis of approximately 2.1339 post-consolidation shares for each one of Hortican’s shares. Hortican warrants, stock options, and convertible debentures are also exchangeable at the same conversion ratio, and the exercise price for such securities is divided by the conversion ratio.

Effective upon the closing of the Transaction, the financial year end of the Company was changed from March 31 of each year to December 31 of each year to align the financial years of the Company to that of Hortican.

For the purposes of accounting for the Transaction, Hortican is considered the acquirer and the Company, the acquiree. Accordingly, the consolidated financial statements are in the name of Cronos Group Inc. (formerly PharmaCan Capital Corp.), however they are a continuation of the financial statements of Hortican, which was incorporated under the Business Corporations Act (Ontario) on January 17, 2013. The Company began rebranding itself as Cronos Group Inc. on October 6, 2016. Subsequent to year-end, the Company finalized its name change to Cronos Group Inc. on February 27, 2017.

In the Zone Produce Ltd. (“In the Zone”) was incorporated under the Business Corporations Act (British Columbia) on March 15, 2013. In the Zone is a licensed producer of medical cannabis pursuant to the provisions of the Access to Cannabis for Medical Purposes Regulation and the Controlled Drugs and Substances Act and its Regulations. Health Canada issued the license to In the Zone on February 26, 2014. In the Zone was acquired by Hortican on November 5, 2014.

Peace Natural Projects Inc. (“Peace”) was incorporated under the Business Corporations Act on November 21, 2012. Peace is a licensed producer and seller of medical cannabis pursuant to the provisions of the Access to Cannabis for Medical Purposes Regulation and the Controlled Drugs and Substances Act and its Regulations. Health Canada issued the license to Peace on October 31, 2013. Peace was acquired by Hortican on September 6, 2016. Additional information on the transaction is disclosed in Note 5.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

2.                   Basis of presentation

(a)              Basis of consolidation

These consolidated financial statements include the accounts of Cronos Group Inc. (formerly Pharmacan Capital Corp.), and its wholly owned subsidiaries, Hortican Inc., In the Zone Produce Ltd., and Peace Naturals Project Inc. All intercompany transactions, balances, revenues and expenses have been eliminated. The Company applies the acquisition method to account for business combinations in accordance with IFRS 3. Acquisition related costs are expensed as incurred.

(b)              Going concern

These consolidated financial statements have been prepared with the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company’s ability to continue in the normal course of operations is dependent on its ability to raise equity financing or through the sale of its investments at amounts favourable to the Company, and on the ability of its subsidiaries to successfully renew their licenses to produce and sell medical cannabis. There are no assurances that the Company will be successful in achieving these goals. These circumstances cast significant doubt on the Company’s ability to continue as going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. These consolidated financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue operations.

(c)               Statement of compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

These consolidated financial statements were approved by the Board of Directors on April 30, 2017.

(d)              Basis of measurement

Apart from certain assets and liabilities measured at fair value as required under certain IFRSs, the consolidated financial statements have been presented and prepared on the basis of historical cost.

(e)               Functional and presentation currency

These consolidated financial statements are presented in Canadian dollars, which is the functional currency of the Company and all subsidiaries.

(f)                Estimates and critical judgments by management

The preparation of these consolidated financial statements in conformity with International Financial Reporting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the current period. These estimates are reviewed periodically and adjustments are made to income as appropriate in the year they become known. Items for which actual results may differ materially from these estimates are described in the following section.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

2.                   Basis of presentation (continued)

(f)                  Estimates and critical judgments by management (continued)

(i)                  Warrants and options

Warrants and options are initially recognized at fair value, based on the application of the Black-Scholes option pricing model. This pricing model requires management to make various assumptions and estimates which are susceptible to uncertainty, including the volatility of the share price, expected dividend yield and expected risk-free interest rate.

(ii)               Useful lives of property, plant and equipment

Depreciation of property, plant and equipment is dependent upon estimates of useful lives, which are determined through the exercise of judgement. The assessment of any impairment of these assets is dependent upon estimates of recoverable amounts that take into account factors such as economic and market conditions and the useful lives of the assets.

(iii)            Impairment of cash-generating units and goodwill

The impairment test for cash generating units (“CGUs”) to which goodwill is allocated is based on the value in use of the CGU, determined in accordance with the expected cash flow approach. The calculation is based primarily on assumptions used to estimate future cash flows, the cash flow growth rate and the discount rate used.

(iv)             Impairment of long-lived assets

Long-lived assets, including equipment and intangible assets are reviewed for impairment at each statement of financial position date or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. For the purpose of impairment testing, assets that cannot be tested individually are grouped together into the smallest group of assets that generates cash inflows from continuing use that are largely independent of the cash inflows of other assets or group of assets (CGU). The recoverable amount of an asset or a CGU is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. Where an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

(v)                Fair value of financial assets available-for-sale

Financial assets available for sale consist of privately and publicly held investments. Determination of the fair values of privately held investments requires the Company to make various assumptions about the future prospects of the investees, the economic, legal, and political environment in which the investees operate, and the ability of the investees to obtain financing to support their operations. As a result, any value estimated may not be realized or realizable, and the values may differ from values that would be realized if a ready market existed.

The determination of fair value of the Company’s privately held investments is subject to inherent limitations. Financial information for private companies may not be available, or may be unreliable. Use of the valuation approach described below involves uncertainties and management judgments, and any value estimated from these techniques may not be realized or realizable.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

2.                   Basis of presentation (continued)

(f)                Estimates and critical judgments by management (continued)

(v)              Fair value of financial assets available-for-sale (continued)

The Company’s management considers specific information about the investee companies, trends in general market conditions, and the share performance of similar publicly traded companies when valuing the Company’s privately held investments.

The absence of the occurrence of any of the following events, any significant change in trends in general market conditions, or any significant change in share performance of comparable publicly traded companies generally indicates that the fair value of the privately held investments has not materially changed.

Management considers the following factors to indicate a change in the fair value, or impairment of, a privately held investment, and may adjust the value if:

a. there has been significant subsequent equity financing provided by outside investors at a value which differs from the current recorded value of the investee company, in which case the fair value of the investment is adjusted to equal the value at which that financing took place;

b. there have been significant corporate, political, legal, or operating events affecting the investee company such that, management believes they will have a material impact on the investee company’s prospects and therefore its fair value. In these circumstances, the adjustment to fair value of the investment will be based on management’s judgment;

c. the investee company is placed into receivership or bankruptcy;

d. based on financial information received from the investee company, it is evident that the investee company is unlikely to be able to continue as a going concern;

e. receipt or denial by the investee company of medical marijuana licenses from Health Canada, which allow the investee company to initiate or continue operations; and

f. management changes by the investee company that the Company’s management believes will have an impact on the investee company’s ability to achieve its objectives and build value for shareholders.

(vi)         Income taxes

Income taxes and tax exposures recognized in the consolidated financial statements reflect management’s best estimate of the outcome based on facts known at the reporting date. When the Company anticipates a future income tax payment based on its estimates, it recognizes a liability. The difference between the expected amount and the final tax outcome has an impact on current and deferred taxes when the Company becomes aware of this difference.

In addition, when the Company incurs losses that cannot be associated with current or past profits, it assesses the probability of taxable profits being available in the future based on its budgeted forecasts. These forecasts are adjusted to take account of certain non-taxable income and expenses and specific rules on the use of unused credits and tax losses. When the forecasts indicate the sufficient future taxable income will be available to deduct the temporary differences, a deferred tax asset is recognized for all deductible temporary differences.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

2.                   Basis of presentation (continued)

(v)              Fair value of financial assets available for sale (continued)

(vii)      Biological assets

Biological assets, consisting of cannabis plants, are measured at fair value less costs to sell. At the point of harvest, the biological assets are transferred to inventory at fair value less costs to sell, as a result, critical estimates related to the valuation of biological assets are also applicable to inventory.

Determining the fair value less costs to sell requires the Company to make assumptions about the expected future yield from the cannabis plants, the value associated with each stage of the plants’ growth cycle, estimated selling price, costs to convert harvested cannabis to finished goods, and costs to sell. The Company’s estimates, are, by their nature, subject to change. Gains or losses arising from changes in these estimates will be reflected in the fair value less costs to sell, and is included in the results of operations for the year.

3.                   Significant accounting policies

The principal accounting policies applied to the preparation of these consolidated financial statements are set out below:

(a)              Financial instruments

The Company aggregates its financial instruments into classes based on their nature and characteristics. Management determines the classification when the instruments are initially recognized, which is normally the date of the transaction.

All financial assets except those measured at fair value through profit or loss or available-for-sale are subject to review for impairment annually and written down when there is evidence of impairment based on specific criteria.

The Company’s accounting policy for each category is as follows:

(i)                  Fair-value through profit or loss

Financial instruments classified as fair value through profit and loss are reported at fair value at each reporting date, and any change in fair value is recognized in the statement of operations in the period during which the change occurs. In these financial statements, cash and investment in warrants of AbCann Medicinals Inc. (Note 10) have been classified as fair value through profit and loss.

(ii)               Available-for-sale

Financial instruments classified as available-for-sale are initially recorded at the fair value at the time of acquisition, represented by the transaction price. Thereafter, at each reporting date, the fair value may be adjusted using one or more of the valuation indicators. Gains and losses as a result of the valuations are recorded in other comprehensive income, unless they are other than temporary, and transaction costs are expensed as incurred. In these financial statements, investments in the shares of AbCann Medicinals Inc., The Hydropothecary Corporation, Vert Medical - Green Medical Inc., Canopy Growth Corporation, and Evergreen Medicinal Supply Inc. (Note 10) have been classified as available-for-sale. Prior to the acquisition of Peace, the Company’s investment in Peace was also classified as available-for-sale.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

3.                     Significant accounting policies (continued)

(iii)            Held-to-maturity

Financial instruments classified as held-to-maturity are financial assets with fixed or determinable payments and fixed maturities that the Company’s management has the positive intention and ability to hold to maturity. These assets are initially recorded at fair value and subsequently carried at amortized cost, using the effective interest method. Transaction costs are included in the amount initially recognized. There are no financial instruments that are classified in this category.

(iv)           Loans and receivables and other financial liabilities

Financial instruments classified as loans and receivables and other financial liabilities are carried at amortized cost using the effective interest method. Transaction costs are expensed as incurred. In these financial statements, loans receivable and accounts receivable have been classified as loans and receivables. Trade payables and other liabilities, promissory note payable, deposit payable, convertible loans payable, mortgage payable and purchase price liability have been classified as other financial liabilities.

(b)              Equity accounted investments

Investees in which the Company exercises significant influence are accounted for using the equity method. Significant influence is the power to participate in the financial and operating policy decisions of the investee but does not have control over those policies.

Significant influence is presumed if the Company holds between 20% and 50% of the voting rights, unless evidence exists to the contrary. Equity accounting involves the Company recording its share of the investee’s net income and equity. The Company’s interest in an investee is initially recorded at cost and is subsequently adjusted for the Company’s share of changes in net assets of the investee, less any impairment in the value of individual investments. Where the Company transacts with an investee, unrealized profits and losses are eliminated to the extent of the Company’s interest in that investee.

(c)               Biological assets

The Company measures biological assets, consisting of medical cannabis plants, at fair value less costs to sell. Agricultural produce, consisting of medical cannabis, is measured at fair value less costs to sell at the point of harvest, which becomes the basis for the cost of finished goods inventory after harvest.

Gains and losses arising from changes in fair values less cost to sell during the period are included in the results of operations of the related period.

(d)              Inventory

Inventory of finished goods is transferred from biological assets at fair value less costs to sell at the point of harvest, which becomes the deemed cost. Subsequent to the harvest, additional costs incurred to bring the inventory to the point it is available for sale are capitalized to the cost of the inventory to the extent that the cost is below the net realizable value. Net realizable value is the estimated selling price in the ordinary course of business less estimated costs of completion and estimated variable costs to sell. Inventory of raw materials and consumables are measured at cost.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

3.                   Significant accounting policies (continued)

(e)               Other intangible assets

The Health Canada licenses purchased through the business acquisition of In the Zone and through the business acquisition of the Peace Naturals Project Inc. (Note 5) are intangible assets which may be renewed indefinitely. As such, these intangible assets have indefinite useful lives and are not amortized, but are systematically tested for impairment annually in the fourth quarter or earlier if there is an indication of impairment. Inability to renew the license, or a lack of production are some of the indicators of impairment monitored by management.

(f)                Property, plant and equipment

Property, plant, and equipment are stated at cost less accumulated depreciation. They are depreciated on the basis of their useful lives using the following methods and rates:

	Method	Rate
Building structures	straight-line	15 to 20 years
Furniture and equipment	straight-line	5 years
Computer equipment	straight-line	3 years
Fencing	straight-line	10 years
Security equipment	straight-line	5 years
Road	straight-line	25 years
Production equipment	straight-line	7 years
Leasehold improvements	straight-line	5 to 10 years
Vehicle	double-declining	30%
Software	double-declining	50%

An asset’s residual value, useful life and depreciation method are reviewed at each financial year end and adjusted if appropriate. When parts of an item of property and equipment have different useful lives, they are accounted for as separate items (major components).

Construction in progress at year-end has not been depreciated to date. The asset will be depreciated when the asset is available for use.

(g)               Convertible loans payable

The proceeds received on the issue of the Company’s convertible debt are allocated into their liability and equity components. The amount initially attributed to the debt component equals the discounted cash flows using a market rate of interest that would be payable on a similar debt instrument that does not include an option to convert. Subsequently, the debt component is accounted as a financial liability measured at amortized cost until extinguished on conversion or maturity of the bond. The remainder of the proceeds is allocated to the conversion option and is recognized in the “Convertible debt option reserve” within the shareholders’ equity, net of income tax effects. For convertible debt with a demand feature, the discounted cash flows are assumed to equal the proceeds of the loan.

(h)              Provisions

In accordance with IAS 37 Provisions, Contingent Liabilities and Contingent Assets, provision for risks and expenses are recognized for probable outflows of resources that can be estimated and that result from present obligations resulting from past events. In the case where a potential obligation resulting from past events exists, but where occurrence of the outflow of resources is not probable or the estimate is not reliable, these contingent liabilities are disclosed in off-balance sheet commitments and litigation. The provisions are measured based on management’s best estimates of outcomes on the basis of facts known at the reporting date.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

3.                   Significant accounting policies (continued)

(i)                  Share capital

Share capital is presented at the value of the shares issued. Costs related to the issuance of shares are reported in equity, net of tax, as deduction of the issuance proceeds.

(j)                 Revenue recognition

Revenue from the sale of finished goods is recognized when the Company has transferred the risks and rewards of ownership to the buyer and collection is reasonably assured. Risks and rewards of ownership are considered to be transferred upon shipment.

(k)              Foreign exchange translation

The financial statements of the Company are presented in Canadian dollars, which is the functional currency. Transactions in foreign currencies are recorded at the exchange rate prevailing at the date of the transaction. At each reporting date, foreign currency denominated monetary assets and liabilities are translated at year-end exchange rates. Exchange differences arising from the transactions are recorded in profit or loss for the period. Exchange differences arising from operating transactions are recorded in operating profit for the period; exchange differences related to financing transactions are recognized in finance income or in equity.

(l)                  Research and development

Research costs are expensed as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Company intends to and has sufficient resources to complete development and use or sell the asset. Other development expenditures are recognized in profit and loss as incurred. To date, no development costs have been capitalized.

(m)          Income taxes

The Company accounts for its income taxes using the deferred tax assets and liabilities method. Deferred income tax assets and liabilities are determined based on the difference between the carrying amount and the tax basis of the assets and liabilities. Any change in the net amount of deferred income tax assets and liabilities is included in profit or loss or equity. Deferred income tax assets and liabilities are determined based on enacted or substantively enacted tax rates and laws which are expected to apply to taxable profit for the years in which the assets and liabilities will be recovered or settled. Deferred income tax assets are recognized when it is probable they will be realized. Deferred tax assets and liabilities are not discounted.

(n)              Share-based compensation

Where equity instruments are granted to employees, the fair value of the options at the date of grant is charged to the statement of operations over the vesting period. Performance vesting conditions are taken into account by adjusting the number of equity instruments expected to vest at each reporting date. For equity instruments granted to employees which vest immediately, they are recorded at the fair value of the equity instrument at the date granted.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to the statement of operations over the remaining vesting period.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

3.                   Significant accounting policies (continued)

(n)              Share-based compensation (continued)

Where equity instruments are granted to non-employees, they are recorded at the fair value of the goods or services received in the statement of operations. Options or warrants granted related to the issuance of shares are recorded as a reduction of share capital. When the value of goods or services received in exchange for the share-based payment cannot be reliably estimated, the fair value is measured by use of a valuation model.

All equity-settled share-based payments are reflected in contributed surplus, until exercised. Upon exercise, shares are issued from treasury and the amount reflected in contributed surplus is credited to share capital, adjusted for any consideration paid.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company immediately accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period. Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date. Any such excess is recognized as an expense.

(o)              Earnings per share

The Company presents basic and diluted earnings per share data for its common shares. Basic earnings per share is calculated by dividing the profit or loss attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the period. Diluted earnings per share is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all potentially dilutive common shares, which comprise convertible loans payable, warrants and share options.

4.                   New and revised standards and interpretations issued but not yet effective

(a)              IFRS 9 FINANCIAL INSTRUMENTS

IFRS 9 addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and fair value through profit and loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at fair value through profit and loss or at fair value through other comprehensive income. The effective date of this standard is January 1, 2018. The Company will adopt this new standard as of its effective date. The Company is currently analyzing the possible impact of this Standard on its consolidated financial statements.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

4.                   New and revised standards and interpretations issued but not yet effective (continued)

(b)              IFRS 15 REVENUE FROM CONTRACTS WITH CUSTOMERS

IFRS 15 was issued by IASB in May 2014 and specifies how and when revenue should be recognized based on a five-step model, which is applied to all contracts with customers. IFRS 15 becomes effective for annual periods beginning on or after January 1, 2018 with early adoption permitted. The Company will adopt this new standard as of its effective date. The Company is currently analyzing the possible impact of this Standard on its consolidated financial statements.

(c)               AMENDMENTS TO IAS 7

IAS 7 amendments include additional disclosures to enable users of the financial statements to evaluate changes in liabilities arising from financing activities, including changes arising from cash flows and non-cash changes. These amendments become effective for annual periods beginning on or after January 1, 2017. The Company will adopt the amendments as of the effective date. The Company is currently analyzing the possible impact of the amendments on its consolidated financial statements.

(d)              IFRS 16 LEASES

IFRS 16 was issued in January 2016 and replaces the previous guidance on leases. This standard provides a single recognition and measurement model to be applied to leases, with required recognition of assets and liabilities for most leases. This standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted if the Company is also applying IFRS 15, Revenue from Contracts with Customers. The Company will adopt this new standard as of its effective date. The Company is currently evaluating the impact of the adoption of this new standard on its consolidated financial statements.

(e)               AMENDMENTS TO IAS 12

IAS 12 Income Taxes amendments include: (a) unrealized losses on debt instruments measured at fair value and measured at cost for tax purposes give rise to a deductible temporary difference regardless of whether the debt instrument’s holder expects to recover the carrying amount of the debt instrument by sale or by use; (b) the carrying amount of an asset does not limit the estimation of probable future taxable profits; (c) estimates for future taxable profits exclude tax deductions resulting from the reversal of deductible temporary differences; and (d) an entity assesses a deferred tax asset in combination with other deferred tax assets. Where tax law restricts the utilisation of tax losses, an entity would assess a deferred tax asset in combination with other deferred tax assets of the same type. These amendments become effective for annual periods beginning on or after January 1, 2017. The Company will adopt this new standard as of its effective date. The Company is currently analyzing the possible impact of the amendments on its consolidated financial statements.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

5.                   Acquisition of Peace Naturals Project

On September 6, 2016, the Company acquired all of the remaining issued and outstanding shares of Peace Naturals Project Inc. (“Peace”), a company headquartered in Stayner, Ontario. Consideration for the acquisition included $6,247,543 in cash and $2,590,367 (approximately 30%) to be paid, once all conditions of the agreement are settled. The conditions were based on the passage of time to ensure there were no additional liabilities identified (Note 26(n)). As of the acquisition date, the Company owns 100% of the outstanding shares of Peace. As the Company previously held shares of Peace, the acquisition is considered a step acquisition and resulted in a loss due to fair value remeasurement. The preliminary purchase price allocation for this acquisition is shown below:

Fair value of consideration transferred:
Cash	$6,247,543
Liability	2,590,367
8,837,910
Fair value of previously held interest:
Fair value of previously held interest immediately before acquisition	3,314,960
Loss due to fair value remeasurement at acquisition date	(346,970)
2,967,990
$11,805,900
Fair value of net assets acquired:
Cash	$109,443
Accounts receivable	50,647
Prepaid and deposits	29,000
Inventory	1,194,417
Biological assets	865,542
Property and equipment	10,281,935
Goodwill	1,400,000
Other intangible assets (i)	9,595,824
Accounts payable and accrued liabilities	(2,860,072)
Loans payable	(7,460,836)
Deferred tax liability	(1,400,000)
$11,805,900

(i)                  Other intangible assets are expected to include a Health Canada license.

The amount of net income and comprehensive income of Peace since the acquisition date included in these consolidated financial statements was $724,239.

Net loss and comprehensive net loss for the Company would have been lower by approximately $283,980 if the acquisition had taken place on January 1, 2016.

Due to the complexities in identifying certain intangible assets, such as licenses and intellectual property, and assigning fair values, the Company has yet to finalize its assessment of the purchase price allocation. The allocation of the consideration paid will be adjusted once a valuation of certain intangible assets has been finalized. Management expects to complete the assessment within the next fiscal year.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

6.                   Intangible assets

	Balance at		Balance at		As at
	January 1,		December 31,	Additions	December 31,
Goodwill	2015	Additions	2015	(Note 5)	2016
In the Zone	$392,000	$—	$392,000	$—	$392,000
Peace (Note 5)	—	—	—	1,400,000	1,400,000
	$392,000	$—	$392,000	$1,400,000	$1,792,000

	Balance at		Balance at		As at
	January 1,		December 31,	Additions	December 31,
Other intangible assets	2015	Additions	2015	(Note 5)	2016
In the Zone Health Canada License	$1,611,226	$—	$1,611,226	$—	$1,611,226
Peace (Note 5)	—	—	—	9,595,824	9,595,824
	$1,611,226	$—	$1,611,226	$9,595,824	$11,207,050

7.                   Biological assets and inventory

The Company’s biological assets consist of medical cannabis plants. The changes in the carrying amount of the biological assets are as follows:

	2016	2015
Carrying amount - beginning of year	$—	$20,000
Changes in fair value of biological assets	2,178,810	(20,000)
Increase due to acquisition of Peace (Note 5)	865,542	—
Transferred to inventory upon harvest	(1,249,612)	—

Carrying amount - end of year	$1,794,740	$—

The Company estimates the harvest yields for the plants varies at different stages of growth. As of December 31, 2016, it is expected that the Company’s biological assets will yield approximately 213 kg of medical cannabis (December 31, 2015 - Nil). As at December 31, 2016, the Company held 236 kg of finished goods and 0.298 kg of seeds in raw material, and has 2,558 plants that are biological assets.

The valuation of the medical cannabis plants was completed using the Company’s internal model. Significant assumptions used in determining the fair value of medical cannabis plants include: (a) stage of plant growth, (b) wastage of plants in their various stages, (c) sale price less cost to sell, and (d) harvest yield. Management believes that differences arising from the sensitivity of the inputs are not material.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

7.                   Biological assets and inventory (continued)

Inventory consists of the following:

	2016	2015
Finished goods	$1,502,064	$—
Raw materials	193,880	—
Supplies and consumables	212,542	—
	$1,908,486	$—

8.                   Loans receivable

	2016	2015
(a) Loan receivable from Evergreen Medicinal Supply Inc. (“Evergreen”)	$264,750	$264,750
(b) Loan receivable from Vert/Green Medical Inc.	375,000	375,000
	639,750	639,750
Add: Accrued interest	92,017	58,542
	731,767	698,292
Less: Impairment loss	—	(698,292)
Less: Principal and interest received	(422,934)	—
Loans receivable	$308,833	$—

(a)              During the year ended December 31, 2015, the Company recognized an impairment loss on the loan amount of $264,750 and the accrued interest of approximately $14,500.

During the year ended December 31, 2016, the Company revised the estimates of the recoverability of the loan due to updated and favourable operational conditions, and wrote up the loan to the initial amount of $264,750 plus accrued interest of approximately $37,500. The loan was due on demand, bearing interest at 8% per year, calculated and payable annually in arrears.

(b)              During the year ended December 31, 2015, the Company recognized an impairment loss on the loan of $375,000 and the accrued interest of approximately $44,000.

During the year ended December 31, 2016, the full amount of the loan plus accrued interest was repaid and the entire amount was recovered. The loan was due on demand, and bore interest at 8% per year, calculated and payable semi-annually in arrears.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

9.                   Equity investment

	2016	2015
(a) Whistler Medical Marijuana Company	$2,565,412	$2,404,615
(b) Peace Naturals Project Inc. (“Peace”)	—	—
	$2,565,412	$2,404,615

(a)         As at December 31, 2016, the investment represents approximately 21.5% (December 31, 2015 - 21.5%) ownership in Whistler Medical Marijuana Company, incorporated in Canada. Whistler Medical Marijuana Company is a licensed producer and seller of medical marijuana with operations in British Columbia, Canada. The investment is accounted for using the equity method.

Summarized financial information of Whistler Medical Marijuana Company is as follows:

	2016	2015
Current assets	$2,233,175	$1,458,776
Non-current assets	3,855,394	2,640,886
Current liabilities	1,649,191	1,272,576
Non-current liabilities	865,000	—

	2016	2015
Revenue	$2,817,080	$934,118
Income (loss) from continuing operations	756,638	(54,501)

Reconciliation of the carrying amount of the investment is as follows:

	2016	2015
Balance - beginning of year	$2,404,615	$2,416,352
Company’s share of dividends paid	(2,154)	—
Company’s share of income (loss)	162,951	(11,737)
Balance - end of year	$2,565,412	$2,404,615

(b)         As at September 30, 2015, the investment represented 26.1% ownership in Peace and was accounted for using the equity method.

During the fourth quarter of 2015, the Company determined that it was unable to exercise significant influence over this investee, and therefore, only nine months of the Company’s share of the investee’s income was included in the balance of the investment before the reclassification to available for sale. This investment was included in other investments at December 31, 2015 and was reported at fair value, determined using an exit price of approximately $7 per share, based on a market participant’s proposed sale of its shares of Peace, resulting in an unrealized gain of $4,590,321 included in net income. In 2016, to the date of acquisition (Note 5), the investment was classified as available-for-sale (Note 10) and changes in fair value were recorded through other comprehensive income.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

9. Equity investment (continued)

Summarized financial information of Peace Naturals Project Inc. is as follows:

Period from Jan
1 to September
30, 2015
Revenue	$1,120,837
Loss from continuing operations	(1,757,206)

Reconciliation of the carrying amount of the investment is as follows:

2015
Balance - beginning of year	$515,993
Company’s share of loss	(465,370)
Transfer to other investments	(50,623)
Balance - end of year	$—

10.            Other investments

Other investments consist of investments in common shares of several companies in the medicinal marijuana industry. These shares, with the exception of Canopy Growth Corporation, do not have a quoted price in an active market, do not have a readily available market, and as a result do not have a reliably measurable fair value.

	2016	2015
Available-for-sale investments
The Hydropothecary Corporation (i)	$412,502	$250,000
Vert Medical - Green Medical Inc. (ii)	—	—
Canopy Growth Corporation (ii)	337,010	—
AbCann Medicinals Inc. (iii)	3,073,172	1,500,090
Peace Naturals Project Inc. (Note 9(b))	—	4,640,944
Evergreen Medicinal Supply Inc. (iv)	300,000	—
	$4,122,684	$6,391,034
Fair-value through profit and loss investment
AbCann Medicinals Inc. - share warrants (v)	$1,004,574	$806,000
Less: Deferred gain on acquisition of warrants (v)	—	(806,000)
	$1,004,574	$—
	$5,127,258	$6,391,034

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

10.            Other investments (continued)

(i)                  During the year ended December 31, 2016, the Company received bonus shares pursuant to the original agreement, for $Nil consideration. The transaction price is less than the fair value at the date of receipt, and the gain of $25,000 on initial recognition was initially deferred as the fair value was based on other than level 1 inputs. During the year, the deferred gain was taken into income as factors that market participants would consider when valuing the shares have changed. The fair value of all of the shares held as at December 31, 2016 is estimated to be $412,502, based on the share price of the financing that took place in December 2016.

(ii)               At December 31, 2015, the Company’s investment in Vert Medical - Green Medical Inc. (“Vert”) of $450,000 was considered to be impaired. Management’s assessment was that it was not probable that Vert would obtain a Health Canada license or additional financing in the foreseeable future, and therefore, the investment was written down to $Nil.

During the year ended December 31, 2016, Canopy Growth Corporation (“Canopy”) acquired all of the outstanding shares of Vert. In exchange for shares in Vert, Canopy issued the former Vert shareholders, shares of Canopy. The fair value of the Canopy shares at the date of the transaction of $258,104 determined the proceeds on derecognition of the Vert shares. Since the gain was realized, it was recorded as income. The fair value of the Canopy shares at the date of the transaction was also the deemed cost of the Canopy shares, which were then revalued to fair value at December 31, 2016, with the subsequent gain being recorded as other comprehensive income.

(iii)            During the year ended December 31, 2016, the Company received bonus shares pursuant to the original agreement, for $Nil consideration. The transaction price was less than the fair value at the date of receipt, and the gain of $75,000 on initial recognition was initially deferred as the fair value was based on other than level 1 inputs. During the year, the deferred gain was taken into income as factors that market participants would consider when valuing the shares changed. The fair value of all of the shares held as at December 31, 2016 was estimated to be $3,073,172, after considering valuation of the investee’s peer group.

(iv)           At December 31, 2015, the Company’s investment in Evergreen of $300,000 was considered to be impaired. Management’s assessment was that it was not probable that Evergreen would obtain a Health Canada license or additional financing in the foreseeable future, and therefore, the investment was written down to $Nil.

During the year ended December 31, 2016, management revised their estimate of the fair value of the investment back to its original value, based on management’s assessment of the likelihood Evergreen would receive a license to produce and sell medical marijuana. The gain on the revaluation of the investment has been recognized as other comprehensive income.

(v)              During the year ended December 31, 2016, the Company received bonus warrants pursuant to the original agreement, for $Nil consideration. The transaction price was less than the fair value at the date of receipt, and the gain of $24,000 on initial recognition was initially deferred as the fair value was based on other than level 1 inputs. As at December 31, 2015, there was also a deferred gain from the original warrants received in 2014 of $806,700. During the year ended December 31, 2016, the deferred gain on the bonus warrants and the original warrants was taken into income as factors that market participants would consider when valuing the warrants have changed. As at December 31, 2016, the fair value of the warrants was estimated using the Black-Scholes option pricing model with the following assumptions: risk free rate: 0.60 - 0.73%; volatility: 65%; expected life: 0.70 - 1.7 years; and dividend yield: Nil%. The fair value of all of the warrants as at December 31, 2016 is estimated to be $1,004,574, after considering valuation of the investee’s peer group.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

10.            Other investments (continued)

The gains recognized upon the increase in fair value on other investments is as follows:

	2016	2015
Peace Naturals Project Inc.	$(1,325,984)	$4,590,321
Peace Naturals Project Inc. - immediately before acquisition (Note 5)	(346,970)	—
The Hydropothecary Corporation (i)	25,000	—
Vert Medical - Green Medical Inc. (ii)	258,104	—
AbCann Medicinals Inc. (iii)	75,000	—
AbCann Medicinals Inc. - share warrants (v)	1,004,574	—
Gain (loss) recognized through profit-and-loss	$(310,276)	$4,590,321

	2016	2015
The Hydropothecary Corporation (i)	$137,502	$—
Canopy Growth Corporation (ii)	78,906	—
AbCann Medicinals Inc. (iii)	1,498,082	—
Evergreen Medicinal Supply Inc. (iv)	300,000	—
Gain recognized through other comprehensive income	$2,014,490	$—

11. Property, plant and equipment

	Balance at			As at
	January 1,		Acquisition	December 31,
Cost	2016	Additions	(Note 5)	2016
Land	$210,000	$623,177	$725,000	$1,558,177
Building structures	824,127	62,135	1,875,000	2,761,262
Vehicle	—	—	31,430	31,430
Furniture and equipment	26,658	—	5,048	31,706
Computer equipment	28,859	—	18,575	47,434
Software	—	37,939	2,648	40,587
Fencing	3,249	—	—	3,249
Security equipment	179,898	291,478	—	471,376
Production equipment	72,656	408,371	1,624,234	2,105,261
Road	137,376	—	—	137,376
Leasehold improvements	1,363,014	65,951	—	1,428,965
Construction in progress	—	34,162	6,000,000	6,034,162
	$2,845,837	$1,523,213	$10,281,935	$14,650,985

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

11. Property, plant and equipment (continued)

	Balance at		As at
	January 1,		December 31,
Accumulated depreciation	2016	Additions	2016
Building structures	$62,569	$57,572	$120,141
Vehicle	—	3,929	3,929
Furniture and equipment	7,998	5,720	13,718
Computer equipment	12,111	13,601	25,712
Software	—	10,147	10,147
Fencing	650	325	975
Security equipment	7,915	50,680	58,595
Production equipment	14,455	88,979	103,434
Road	181	5,496	5,677
Leasehold improvements	40,072	146,297	186,369
	$145,951	$382,746	$528,697
Net book value	$2,699,886		$14,122,288

	Balance at		As at
	January 1,		December 31,
Cost	2015	Additions	2015
Land	$210,000	$—	$210,000
Building structures	823,405	722	824,127
Road	—	137,376	137,376
Furniture and equipment	26,658	—	26,658
Computer equipment	20,359	8,500	28,859
Fencing	2,978	271	3,249
Security equipment	18,945	160,953	179,898
Production equipment	52,504	20,152	72,656
Leasehold improvements	181,528	1,181,486	1,363,014
	$1,336,377	$1,509,460	$2,845,837

	Balance at		As at
	January 1,		December 31,
Accumulated depreciation	2015	Additions	2015
Building structures	$20,423	$42,146	$62,569
Road	—	181	181
Furniture and equipment	2,666	5,332	7,998
Computer equipment	2,048	10,063	12,111
Fencing	54	596	650
Security equipment	440	7,475	7,915
Production equipment	867	13,588	14,455
Leasehold improvements	6,132	33,940	40,072
	$32,630	$113,321	$145,951
Net book value	$1,303,747		$2,699,886

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

12.            Promissory note payable

The Company issued a promissory note in the amount of $750,000 on June 26, 2015, bearing interest at 15% per annum with an interest free period for the first 60 days. Interest was payable monthly from and after the interest free period.

The loan was due on the earliest of: (a) the Company receiving other financing in excess of $750,000 (b) the date of completion of the sale of shares of In the Zone Produce Ltd., (c) June 26, 2016. Since the Company raised financing through private placements exceeding the $750,000 during the fiscal year ended December 31, 2015, this promissory note became due on demand as at December 31, 2015.

Upon execution of this note, $15,000 in cash as well as 200,000 common shares of the Company was paid as an initial structuring fee. The common shares were valued at $100,000 based on the share price at the issuance date. Additionally, the Company agreed to pay $200,000 on August 26, 2015 as an additional structuring fee if the principal was not repaid in full within the first 60 days. The Company failed to repay the principal within 60 days and as a result, the structuring fee was added to the principal of the promissory note.

The promissory note payable was repaid in full on May 17, 2016. The payment of $1,054,762 included principal of $950,000, and accrued interest.

	2016	2015
Face value of promissory note	$—	$750,000
Add: Additional structuring fee	—	200,000
	$—	$950,000

The financing fees associated with this transaction are as follows:

	2016	2015
Initial structuring fee	$—	$115,000
Additional structuring fee	—	200,000
Legal fees	—	10,170
	$—	$325,170

13. Convertible loans payable

	2016	2015
Loan payable to an Officer of the Company	$—	$100,000
Loan payable to a related corporation (i)	—	7,500
Loan payable to a Director of the Company	—	7,500
	$—	$115,000

(i)                  The loan was payable to a corporation that is controlled by a former officer of the Company.

The loans were payable to a former officer and a former director of the Company. The loans were non-interest bearing, unsecured and due on demand. The loans were convertible into common shares of the Company at the option of the holder at a price of $0.07 per share, however due to TSX-V requirements and agreement among the associated parties, the loans may not be converted at a price below $0.10. As such, the conversion price while listed was $0.10 per share. The fair market value of these loans was allocated to the debt component.

The convertible loans were converted and accordingly discharged on July 22, 2016, resulting in the issuance of 1,150,000 common shares at a value of $115,000.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

14.            Deposit payable

During 2015, the Company received $450,000 related to a letter of intent signed by a potential purchaser of In the Zone, of which $200,000 was refundable. Since the purchaser did not proceed, $200,000 was refundable, and an additional $65,000 was repayable as a reimbursement of costs to the purchaser, which was included in accounts payable and accrued liabilities as at December 31, 2015. During 2015, $185,000 was taken into income, and $265,000 was refunded during the year ended December 31, 2016.

15.            Mortgage payable

(a)              On January 15, 2015, the Company obtained a mortgage for $500,000, secured by the land and building structures used in the production of cannabis, with a carrying amount of $960,290 as at December 31, 2015. The mortgage terms consisted of interest at 7.5% per annum, with monthly interest-only payments of $3,125, based on a twenty-five year amortization period. The terms of the mortgage included an original maturity date of January 15, 2020. The full balance of the mortgage and accrued interest, plus an additional $15,000 early settlement fee, was repaid on June 6, 2016.

(b)              On September 6, 2016, the Company obtained a mortgage in connection with the acquisition of Peace (Note 5) with a principal balance of $4,000,000. The mortgage bears interest at 12% per annum compounded and payable monthly. The mortgage matures on June 1, 2017. The mortgage is secured by a first charge on Peace’s property as well as a first ranking security interest charging all the personal property of Peace and each covenantor in the amount of the loan.

16.            Share capital and reserves

(a)              Share capital

(i)                  Common Shares

The Company is authorized to issue an unlimited number of common shares.

The holders of the common shares are entitled to receive dividends which may be declared from time to time, and are entitled to one vote per share at meetings of the Company. All shares are ranked equally with regards to the Company’s residual assets.

During the year ended December 31, 2015, the Company issued units through a private placement. Each unit was comprised of one common share and one common share purchase warrant. The Company received $2,231,027 in exchange for 7,892,454 units. The consideration was proportionately allocated on a fair value basis between shares and warrants.

During the year ended December 31, 2015, the Company repurchased 426,780 shares from the original founders of In the Zone, in exchange for $300,000 in cash. The shares were originally recorded for $170,000, and therefore, the premium of $130,000 paid was recorded to contributed capital. Of these shares, 298,746 (2015 - 341,424) remain in escrow, and will be cancelled immediately upon release.

During the year ended December 31, 2016, 75,289,565 common shares were issued in private placements, 32,432,425 of which were issued as units, where the holder received one common share and one common share purchase warrant. Total consideration raised through private placements in 2016 was $20,928,393, of which $128,426 was recognized in lieu of compensation (Note 17). The consideration was proportionately allocated on a fair value basis between shares and warrants. The share issuance cost associated with these issuances was $161,713.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

16.            Share capital and reserves (continued)

(a)              Share capital (continued)

(i)                  Common Shares (continued)

As at December 31, 2016, 3,233,992 of the Company’s shares are held in escrow (December 31, 2015 - 5,719,214). The release of these shares is subject to regulatory approval.

(ii)               Special Shares

The Company is authorized to issue an unlimited number of special shares, issuable in series.

The special shares may be issued in one or more series and the directors are authorized to fix the number of shares in each series and to determine the designation, right, privileges, restrictions and conditions attached to the shares in each series. No special shares have been issued since the Company’s inception.

(b)              Warrants

The following is a summary of changes in warrants for the periods from January 1, 2015 to December 31, 2015 and from December 31, 2015 to December 31, 2016:

	Number of
	Warrants	Amount
Balance at January 1, 2015	8,069,703	$368,650
Exercise of warrants - February 27, 2015 (i)	(53,345)	(16,537)
Issuance of warrants - October 2015 (Note 16(a)(i)	7,892,454	1,011,920
Exercise of warrants - November 16, 2015 (ii)	(113,390)	(35,151)
Balance at December 31, 2015	15,795,422	$1,328,882
Issuance of warrants - May 2016 (iii)	32,432,425	2,832,029
Exercise of warrants - July 2016 (iv)	(55,000)	—
Exercise of warrants - August 2016 (v)	(100,000)	(14,527)
Exercise of warrants - October 2016 (vi)	(661,505)	(96,099)
Exercise of warrants - November 2016 (vii and viii)	(883,320)	(59,640)
Exercise of warrants - December 2016 (ix and x)	(564,599)	(7,750)
Expiry of warrants	(78,251)	—
Balance at December 31, 2016	45,885,172	$3,982,895

(i)      53,345 warrants were exercised in exchange for $12,803 in cash. These warrants were granted on October 1, 2013, and had an exercise price of $0.24.

(ii)     113,390 warrants were exercised in exchange for $27,214 in cash. These warrants were granted on October 1, 2013 and had an exercise price of $0.24.

(iii)    32,432,425 units were issued in two private placements. Each unit consisted of one common share and one common share purchase warrant. These warrants had an exercise price of $0.245.

(iv)    55,000 warrants were exercised in exchange for $4,400 in cash. These warrants were granted on January 18, 2013, and had an exercise price of $0.08.

(v)     100,000 warrants were exercised in exchange for $24,000 in cash. These warrants were granted on October 1, 2013, and had an exercise price of $0.24.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

16.    Share capital and reserves (continued)

(b)     Warrants (continued)

(vi)           661,505 warrants were exercised in exchange for $158,761 in cash. These warrants were granted on October 1, 2013, and had an exercise price of $0.24.

(vii)        460,877 warrants were exercised in exchange for $142,872 in cash. These warrants were granted on October 28, 2015, and had an exercise price of $0.31.

(viii)     422,443 warrants were exercised in exchange for $33,796 in cash. These warrants were granted on January 18, 2013, and had an exercise price of $0.08.

(ix)           53,347 warrants were exercised in exchange for $12,803 in cash. These warrants were granted on December 18, 2013, and had an exercise price of $0.24.

(x)              511,252 warrants were exercised in exchange for $40,900 in cash. These warrants were granted on January 18, 2013, and had an exercise price of $0.08.

As at December 31, 2016, the Company has outstanding warrants as follows:

	Number of
Grant date	warrants	Exercise price	Expiry
January 18, 2013	5,626,398	$0.08	18-Jan-18
January 30, 2014	394,772	0.70	30-Jan-17
October 8, 2015	5,242,031	0.31	8-Oct-20
October 23, 2015	1,478,245	0.31	23-Oct-20
October 28, 2015	711,301	0.31	28-Oct-20
May 13, 2016	10,810,812	0.245	13-May-21
May 27, 2016	21,621,613	0.245	27-May-21
	45,885,172	$0.24

17.    Share-based payments

(a)     Option Plan Details

The Company has an incentive Stock Option Plan (“the Plan”) under which non-transferrable options to purchase common shares of the Company may be granted to directors, officers, or service providers of the Company. The terms of the Plan provide that Directors have the right to grant options to acquire common shares of the Company at not less than the selling price of the shares on the day preceding the grant at varying terms. The maximum number of common shares reserved for issuance for options that may be granted under the Plan is 10% of the common shares outstanding. No amounts are paid or payable by the recipient on receipt of the option, and the options granted are not dependent on any performance-based criteria.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

17.    Share-based payments (continued)

(a)     Option Plan Details (continued)

The following is a summary of the changes in options for the periods from January 1, 2015 to December 31, 2015 and from December 31, 2015 to December 31, 2016:

	Number of
	Options	Amount
Balance at January 1, 2015	1,648,574	$598,650
Expiry of options (viii)	(38,571)	—
Balance at January 1, 2016	1,610,003	$598,650
Issuance of options - May 2016 (i)	157,850	5,928
Issuance of options - August 2016 (ii)	1,225,000	29,934
Issuance of options - October 2016 (iii)	3,618,500	114,065
Issuance of options - November 2016 (iv)	482,000	28,464
Exercise of options - August 2016 (v)	(213,390)	(31,000)
Exercise of options - August 2016 (vi)	(157,390)	(5,902)
Exercise of options - October 2016 (vii)	(32,008)	(4,650)
Expiry of options (viii)	(512,971)	—
Balance at December 31, 2016	6,177,594	$735,489

(i)                  During the year ended December 31, 2016, 157,850 options were issued to a former consultant and a former director of the Company. These options had an exercise price of $0.285.

(ii)               During the year ended December 31, 2016, 975,000 options were issued to key management of the Company and 250,000 were issued to various directors of the Company. These options had an exercise price of $0.50, and vest evenly over a 48 month period.

(iii)            During the year ended December 31, 2016, 1,687,500 options were issued to key management of the Company, 1,366,000 were issued to various directors of the Company, and 565,000 were issued to various employees of the Company. These options had an exercise price of $1.23, and vest evenly over a 48 month period.

(iv)           During the year ended December 31, 2016, 300,000 and 182,000 options were issued to consultants of the Company. These options had exercise prices of $1.50 and $1.84, and vest in May 2017 and evenly over a 48 month period, respectively.

(v)              During the year ended December 31, 2016, 213,390 options were exercised in exchange for $51,214 in cash. These options were granted on October 1, 2013, and had an exercise price of $0.24.

(vi)           During the year ended December 31, 2016, 157,390 options were exercised in exchange for $44,856 in cash. These options were granted on May 17 and 27, 2016, and had an exercise price of $0.285.

(vii)        During the year ended December 31, 2016, 32,008 options were exercised in exchange for $7,682 in cash. These options were granted on October 1, 2013, and had an exercise price of $0.24.

(viii)     During the year ended December 31, 2016, 512,971 (2015 - 38,571) options expired, which had a weighted average exercise price of $0.96 (2015 - $0.70).

The weighted average share price at the dates of exercise of options during the year ended December 31, 2016 was $0.52 (2015 - n/a as no options were exercised).

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

17.    Share-based payments (continued)

As at December 31, 2016, the Company had outstanding and exercisable options as follows:

		Weighted
	Number of	average	Weighted average remaining
Grant date	options	exercise price	contractual life (years)
January 30, 2014	32,009	$0.70	0.08
August 5, 2014	213,390	1.15	0.59
September 19, 2014	106,695	1.15	0.72
December 17, 2014	500,000	1.15	0.96
August 5, 2016	1,225,000	0.50	4.60
October 6, 2016	3,618,500	1.23	4.77
November 16, 2016	300,000	1.50	1.37
November 21, 2016	182,000	1.84	4.88
Outstanding at December 31, 2016	6,177,594	$1.10	4.03
Exercisable at December 31, 2016	1,209,646	$1.09	1.96

As at December 31, 2016, the weighted average exercise price of options outstanding is $1.10 (2015 - $0.94). The weighted average exercise price of options exercisable is $1.09 (2015 - $0.94).

(b)     Fair Value of Options Issued During the Year

The fair value of the options was determined using the Black-Scholes option pricing model. The following inputs were used:

	2016	2015
Share price at grant date	$0.19 - $1.77	n/a
Exercise price	$0.285 - $1.84	n/a
Risk free interest rate	0.54% - 0.67%	n/a
Expected life of options (years)	0.25 - 5	n/a
Expected annualized volatility	55% - 150%	n/a
Expected dividend yield	0%	n/a
Weighted average Black Scholes value at grant date	$0.43	n/a

During Q3 2016, management revised their estimate of the Company’s future volatility factor to 55%.

(c)     Expenses Arising from Share-based Payment Transactions

Total expenses arising from share-based payment transactions recognized during the year as part of stock-based compensation were $306,817 (2015 - $Nil), $128,426 of which was issued in shares to key management (Note 18(a)(i)).

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

18.    Related party transactions and balances

The following is a summary of the Company’s related party transactions during the year:

(a)     Key management compensation

Key management personnel are persons responsible for planning, directing and controlling activities of an entity, and include executive and non-executive directors. Compensation provided to key management is as follows:

	2016	2015
Short-term employee benefits, including salaries and fees	$264,029	$238,614
Professional fees	171,097	68,985
Stock-based compensation (i)	207,816	—
	$642,942	$307,599

(i)                  Stock-based compensation is comprised of $128,426 of shares issued in lieu of compensation, and $79,390 in stock options provided to key management of the Company. Refer to Note 17.

(b)              Purchase of shares and warrants

(i)                  On October 28, 2015, members of key management purchased 701,754 units of the Company’s private placement. Each unit is comprised of one share and one warrant, entitling the holder to purchase one common share at $0.31. The members of key management paid $200,000 for these units, which represented the fair value.

(ii)               On May 27, 2016, a board member purchased 810,810 units of the Company’s private placement. Each unit is comprised of one share and one share purchase warrant, entitling the holder to purchase one common share at $0.245. The board member paid approximately $150,000 for these units, which represents the fair value.

(iii)            On May 27, 2016, a shareholder with ownership interest exceeding 10%, purchased 4,665,187 units of the Company’s private placement. Each unit is comprised of one share and one share purchase warrant, entitling the holder to purchase one common share at $0.245. The shareholder paid approximately $863,000 for these units, which represents the fair value.

(c)               Issuance of options

(i)                  On August 5, 2016, 250,000 options were issued to directors of the Company. These options had an exercise price of $0.50. Share-based compensation expense of $6,109 was recognized for these options. Refer to Note 17.

(ii)               On October 6, 2016, 1,366,000 options were issued to directors of the Company. These options had an exercise price of $1.23. Share-based compensation expense of $43,060 was recognized for these options. Refer to Note 17.

As at December 31, 2016, there was a balance payable of $Nil to directors of the Company (2015 - $233,000) and a balance payable of $85,797 to members of key management (2015 - $Nil).

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

19.    Commitments and contingencies

(a)              The following is a summary of the Company’s operating lease obligations due in future fiscal years:

2017	$20,400
2018	5,100
$25,500

(b)              The Company owns approximately 6.25% of Evergreen Medicinal Supply Inc. (included in Other Investments). The Company subscribed for an additional 18.75% ownership at a cost of $900,000. The closing of this subscription is conditional and will occur in tranches, beginning no later than the date of confirmation by Health Canada of an inspection to assess the eligibility of Evergreen Medicinal Supply Inc. to obtain a license to produce and sell medical marijuana. (Note 26(g))

(c)               The following are related to Peace:

(i)                  Peace is subject to a claim for $12 million for damages related to the death of 12 cannabis plants held in its care, amounting to $1 million per plant. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend itself; accordingly, no provision for loss has been recognized.

(ii)               Peace is subject to a claim for $15 million for the non-closure of a share purchase agreement. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend itself; accordingly, no provision for loss has been recognized.

(iii)            Peace is subject to a claim for $125,000 related to warrants of the Company that were not issued as was originally agreed upon. The Company believes that the allegations contained in the statement of claim are without merit and plans to vigorously defend itself; accordingly, no provision for loss has been recognized.

(iv)           Peace was subject to a claim for $50 million for damages related to unlawful interference with the plaintiff’s economic relations. Subsequent to year end, the claim was settled for a nominal amount without admission of liability.

20.    Earnings (loss) per share

Basic and diluted earnings (loss) per share are calculated using the following numerators and denominators:

Numerators	2016	2015
Income (loss) attributable to common shareholders	$(1,190,071)	$386,166

Income (loss) used in the computation of basic and diluted earnings per share	$(1,190,071)	$386,166

Denominators	2016	2015
Weighted average number of common shares for computation of basic	78,248,192	36,411,626
Dilutive effect of convertible loans payable	—	1,642,857
Dilutive effect of warrants	—	5,570,910
Dilutive effect of options	—	69,018
Weighted average number of common shares for computation of diluted earnings per share	78,248,192	43,694,412

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

20.    Earnings (loss) per share (continued)

In 2016, all instruments were anti-dilutive. In 2015, 473,023 warrants with an exercise price of $0.70, 245,399 options with an exercise price of $0.70, and 1,119,205 options with an exercise price of $1.15 were anti-dilutive, and therefore, excluded from the calculation of diluted earnings per share.

21.    Income taxes

The components of the tax recovery include:

	2016	2015
Current	$—	$—
Deferred	(568,000)	(171,000)
	$(568,000)	$(171,000)

The reconciliation of the combined Canadian federal and provincial statutory income tax rate of 26.5% (2015 - 26.5%) to the effective tax rate is as follows:

	2016	2015
Income (loss) before income taxes	$(1,758,071)	$215,166
Combined statutory tax rate	26.5%	26.5%
Theoretical tax expense (recovery)	(466,000)	57,000
Non-deductible expenses:
Stock-based compensation	81,000	—
Effect of provincial tax rate difference	4,000	4,000
Other adjustments	—	(389,000)
Changes in unrecognized deferred tax assets	(187,000)	157,000
Income tax recovery	$(568,000)	$(171,000)

The components of deferred tax are summarized below. Deferred tax assets and liabilities have been offset where they relate to income taxes levied by the same taxation authority and the Company has the legal right and intent to offset.

	2016	2015
Deferred tax assets
Non-capital losses carried forward	$1,243,000	$—
Farm losses carried forward	444,000	224,000
SR&ED	28,000	—

Deferred tax liabilities
Biological assets	(18,000)	—
Inventory	(51,000)	—
Property, plant and equipment	(141,000)	—
License (i)	(2,962,000)	(419,000)
Net deferred tax liability	$(1,457,000)	$(195,000)

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

21.            Income taxes (continued)

(i)             During 2015, the Company finalized its purchase price allocation on the acquisition of In the Zone, resulting in an additional deferred tax liability recorded as at the date of acquisition. The deferred tax liability was partially offset by deferred tax assets of In the Zone as at December 31, 2015, resulting in a deferred tax recovery recognized in the statement of operations for the year then ended. During 2016, the Company performed a purchase price allocation on the acquisition of Peace, resulting in an additional deferred tax liability recorded as at the date of acquisition. (Note 5)

Movement in the net deferred tax liability is provided below:

	2016	2015
Balance - beginning of year	$195,000	$366,000
Recognized in income	(568,000)	(171,000)
Recognized in other comprehensive income	430,000	—
Recognized in goodwill	1,400,000	—
Balance - end of year	$1,457,000	$195,000

Deferred taxes are provided as a result of temporary differences that arise due to the differences between the income tax values and the carrying amount of assets and liabilities. Deferred tax assets have not been recognized in respect of the following deductible temporary differences because it is not probable that future taxable profit will be available against which the Company can utilize the benefits therefrom.

	2016	2015
Property, plant and equipment	$(17,000)	$143,000
Equity accounted investments	24,000	712,000
Share and debt issuance costs (i)	288,000	1,219,000
Losses carried forward (ii)	1,728,000	2,522,000
Other investments	(695,000)	(646,000)
Net deferred tax asset not recognized	$1,328,000	$3,950,000

(i)                  Share and debt issuance costs will be fully amortized in 2021. The remaining deductible temporary differences may be carried forward indefinitely.

(ii)               For income tax purposes, the Company has losses carried forward from prior years which can be used to reduce future years’ taxable income. These losses expire as follows:

Non-capital &
farm losses
2032	$536,000
2033	1,217,000
2034	4,138,000
2035	3,785,000
2036	3,245,000
$12,921,000

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

22.                               Operating segment information

The Company is divided into two operating segments corresponding to the two primary business models. The first segment relates to pursuing equity investments into licensed medical marijuana producers in Canada, (“Investing Segment”). This segment derives revenue through increases in the value of the investments and through the Company’s share of income. The second segment relates to production and sale of medical cannabis through the wholly-owned subsidiaries, In the Zone and Peace (Note 5), (“Operating Segment”). Reporting by segment follows the same accounting policies as those used to prepare the consolidated financial statements.

The operating segments are presented in accordance with the same criteria used for the internal reporting prepared for the chief operating decision-makers responsible for allocating resources and assessing performance. Inter-segment transactions are recorded at the stated values as agreed to by the segments.

All of the Company’s assets are located in Canada.

For the year ended December 31, 2016:

	Investing	Operating	Inter-segment
	Segment	Segment	Elimination	2016
Statement of Operations
Product sales	$—	$554,203	$—	$554,203
Share of income from equity investment	162,951	—	—	162,951
Gain on revaluation of biological assets	—	2,178,810	—	2,178,810
Production costs	—	356,417	—	356,417
Inventory expensed as cost of sales	—	383,626	—	383,626
Recovery of loans receivable	725,150	—	—	725,150
Loss on revaluation of other investments	(310,276)	—	—	(310,276)
Intercompany revenue	436,953	—	(436,953)	—
Stock-based compensation	306,817	—	—	306,817
Interest expense	84,247	349,870	(195,842)	238,275
Depreciation	62,308	322,510	(2,072)	382,746
Net income (loss)	$(1,380,549)	$(379,077)	$569,555	$(1,190,071)
Statement of Financial Position
Total assets	$59,045,684	$16,428,686	$(32,573,774)	$42,900,596
Total liabilities	24,557,988	17,576,687	(32,911,708)	9,222,967
Shareholders’ equity	$34,487,696	$(1,148,001)	$337,934	$33,677,629
Other information
Property, plant and equipment	$1,085,188	$10,871,776	$2,165,324	$14,122,288
Purchase of property, plant, and
equipment	—	1,496,220	26,993	1,523,213

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

22.                               Operating segment information (continued)

Reconciling items in the statement of operations include intercompany interest (approximately $187,000), management fees (approximately $150,000), and land lease costs (approximately $100,000). Reconciling items in the statement of financial position include the license and goodwill acquired on initial acquisition of In the Zone (approximately $1,900,000) and initial acquisition of Peace (approximately $11,000,000), the elimination of the investment in In the Zone (approximately $1,500,000) and of the investment in Peace (approximately $12,000,000), and the elimination of the intercompany loan balances (approximately $33,800,000).

For the year ended December 31, 2015:

			Elimination of
	Investing	Operating	inter-segment
	Segment	Segment	accounts	2015
Statement of Operations
Share of loss from equity investments	$477,107	$—	$—	$477,107
Unrealized gain on investment	4,590,321	—	—	4,590,321
Intercompany revenue	304,722	—	(304,722)	—
Interest revenue	41,589	—	—	41,589
Interest expense	90,533	5,970	(5,200)	91,303
Depreciation	56,992	56,467	(138)	113,321
Net income (loss)	$910,121	$(487,071)	$(36,884)	$386,166

Statement of Financial Position
Total assets	$16,755,666	$2,041,625	$(4,073,445)	$14,723,846
Total liabilities	4,483,355	2,709,986	(4,171,350)	3,021,991
Shareholders’ equity	$12,272,311	$(668,361)	$97,905	$11,701,855

Other information
Property, plant and equipment	$1,147,405	$1,589,365	$(36,884)	$2,699,886
Purchase of property, plant, and	153,966	1,392,515	(37,021)	1,509,460
equipment

Reconciling items in the consolidated statement of operations include intercompany interest (approximately $42,000), management fees (approximately $162,000), and land lease costs (approximately $100,000). Reconciling items in the consolidated statement of financial position include the license acquired on initial acquisition of In the Zone (approximately $1,600,000), the elimination of the investment in In the Zone (approximately $1,500,000), and the elimination of the intercompany loan balances (approximately $4,200,000).

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

23.                               Financial instruments

(a)                                 Financial risks

(i)                                     Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due. The Company’s policy is to review liquidity resources and ensure that sufficient funds are available to meet financial obligations as they become due. Further, the Company’s management is responsible for ensuring funds exist and are readily accessible to support business opportunities as they arise. The Company’s funding is provided in the form of capital raised through the issuance of shares, loans, notes, and mortgages payable.

The following represents an analysis of the age of trade payables:

	2016	2015
Current	$146,848	$628,145
Less than 30 days past billing date	149,892	14,832
31 to 60 days past billing date	33,049	301,406
61 to 90 days past billing date	15,992	2,453
Over 90 days past billing date	240,101	—
	$585,882	$946,836

(ii)                                  Credit risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company is exposed to this risk through its loans receivable, and accounts receivable.

As at December 31, 2016, the value of its loans receivable was $308,833 (December 31, 2015 - $Nil) and the value of its accounts receivable was $107,166 (December 31, 2015 - $Nil). The Company is not significantly exposed to credit risk, as these receivables comprise 0.7% (December 31, 2015 - 0%) of the Company’s total assets.

(iii)                               Market risk

(1)                                 Price risk

Price risk is the risk that the fair value of, or future cash flows from, the Company’s financial instruments will significantly fluctuate due to changes in market prices. The value of the financial instruments can be affected by changes in interest rates, market and economic conditions, and equity and commodity prices. The Company is exposed to price risk in divesting its investments in private companies and unfavourable market conditions could result in dispositions of investments at less than favourable prices. Further, in the revaluation of securities classified as available-for-sale, this could result in significant write-downs of the Company’s investments, which would have an adverse impact on the Company’s financial position.

The Company manages price risk by having a portfolio of securities from multiple issuers, such that the Company is not singularly exposed to any one issuer. The Company also has set thresholds on purchases of investments over which the approval of the Board of Directors is required.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

23.                               Financial instruments (continued)

(iii)                               Market risk (continued)

(2)                                 Concentration risk

Concentration risk is the risk that any single investment or group thereof, has the potential to materially affect the operating results of the Company. The Company is exposed to this risk as all of its investments are currently within the medical marijuana industry. As such, the Company’s financial results may be adversely affected by the unfavourable performance of those investments or the industry in which they operate.

It is management’s opinion that the Company is not subject to significant interest rate risk.

24.                               Fair value hierarchy

Assets recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The fair value hierarchy has the following levels:

Level 1 - valuation based on quoted prices (unadjusted) in active markets for identical assets and liabilities;

Level 2 - valuation techniques based on inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly or indirectly; and

Level 3 - valuation techniques using the inputs for the asset or liability that are not based on observable market data (unobservable inputs).

In these consolidated financial statements, classification of assets measured at fair value is as follows:

Level 1 - cash; other investments (Canopy)

Level 2 - warrants, options;

Level 3 - other investments (AbCann shares and warrants, Hydropothecary, Evergreen), biological assets.

During the year ended December 31, 2016, the Company invested in shares of Canopy (see Note 10), and since these are publicly traded, the valuation is classified as level 1. During the years ended December 31, 2015 and 2016, there were no transfers of amounts between Level 1 and Level 2 and 3.

25.                               Capital management

The Company considers its capital to be its equity. The Company’s objectives when managing its capital are to maintain sufficient capital base in order to meet its short-term obligations and at the same time preserve investors’ confidence required to sustain future investments.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

26.            Subsequent events

(a)              Subsequent to year end, the $50 million claim against the Company was settled for a nominal amount without admission of liability.

(b)              Subsequent to the year end, the Company closed its previously announced bought deal offering pursuant to the filing of a short form prospectus, including the full exercise of the over-allotment option. A total of 7,705,000 common shares of the Company were sold at a price of $2.25 per Share for aggregate gross proceeds of $17,336,250.

(c)               The Company holds a 21.5% interest in Whistler Medical Marijuana Corp. (“WMMC”). Subsequent to the year end, the Company has decided to maintain its 21.5% equity position through an additional $1,075,800 investment to help support WMMC’s next phase of growth.

(d)              Subsequent to the year end, BFK Capital Corp. acquired all of the outstanding shares of Hydropothecary Corporation, and began trading as Hydropothecary Corporation, (TSX-V:THCX). As a result of this transaction, Hydropothecary Corporation executed a 6:1 stock split, and the fair value of the investment held by the Company at the date of the transaction was approximately $1M, based on the opening share price of $1.82 per share.

(e)               Subsequent to the year end, the Company’s wholly owned subsidiary, In the Zone Produce, received its license to sell dried marijuana and its renewal to produce dried marijuana from Health Canada.

(f)                Subsequent to the year end, the Company has granted options to subscribe to 3,299,000 common shares of the Company to certain of the Company’s employees and directors, in accordance with the Company’s stock option plan. The options are exercisable at a price of $3.14 per common share and shall expire at the earlier of 180 days of the death, disability or incapacity of the holder or five years after the date of issue.

(g)               Subsequent to the year end, the full amount of the loan plus accrued interest with Evergreen Medicinal Inc. was repaid. In addition, on March 16, 2017, Evergreen received a cultivation license under the Access to Cannabis for Medical Purposes Regulations (the “ACMPR”). As a result, the Company completed its subscription for a second tranche of shares of Evergreen for $100,000 and exercised its option to acquire an additional 5% of the equity of Evergreen for $500,000, for a total additional investment of $600,000. However, Evergreen, through its counsel, has indicated that the Company is not entitled to any interest in Evergreen and has rejected the payment. The Company filed a statement of claim in the Supreme Court of British Columbia and intends to vigorously pursue the enforcement of its rights to acquire equity in

(h)              Subsequent to the year end, 375,565 warrants were exercised at an exercise price of $0.70 per warrant, and correspondingly, 375,565 common shares were issued.

(i)                  Subsequent to the year end, 296,695 options were exercised at an exercise price of $1.15 per option, and correspondingly, 296,695 common shares were issued.

(j)                 Subsequent to the year end, 1,491,228 warrants were exercised at an exercise price of $0.31 per warrant, and correspondingly, 1,491,228 common shares were issued.

(k)              Subsequent to the year end, 1,042,263 warrants were exercised at an exercise price of $0.08 per warrant, and correspondingly, 1,042,264 common shares were issued.

Cronos Group Inc. (formerly PharmaCan Capital Corp.)

Notes to Consolidated Financial Statements

Years ended December 31, 2016 and December 31, 2015

26.            Subsequent events (continued)

(l)                  Subsequent to the year end, 32,009 options were exercised at an exercise price of $0.70 per option, and correspondingly, 32,009 common shares were issued.

(m)          Subsequent to the year end, 30,416 options were exercised at an exercise price of $1.23 per option, and correspondingly, 30,416 common shares were issued.

(n)              Subsequent to the year end, the conditions associated with the purchase price liability as part of the acquisition of Peace (Note 5) were met. Pursuant to the agreement, 50% of the liability was repaid, with the remaining 50% to be released at a later date.